Exhibit 8.1

List of Subsidiaries of CyberArk Software Ltd.

Name of Subsidiary	Place of Incorporation

CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
Cyber-Ark Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd.	Australia
CyberArk Software (Japan) K.K.	Japan
CyberArk Software Canada Inc.	Canada
Conjur, Inc.	Delaware, United States
Vaultive, Ltd.	Israel